SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

BK TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.60 per share

(Title of Class of Securities)

05587G 104

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05587G 104	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,291,081
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,062,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,062,756
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05587G 104	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,337,226
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,337,226
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,337,226
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,083,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,083,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,083,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,383
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 106,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 763,597
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 763,597
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 763,597
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,771,675*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,771,675*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

*        Includes 845,813 shares held by CWA for Mr. Moglia’s accounts.

CUSIP No. 05587G 104	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 845,813*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 845,813*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 845,813*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

*       Mr. Moglia’s shares are held in CWA accounts.

CUSIP No. 05587G 104	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,971(1)
	8	SHARED VOTING POWER 3,291,081
	9	SOLE DISPOSITIVE POWER 21,971(2)
	10	SHARED DISPOSITIVE POWER 5,062,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,084,727(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 14,439 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(2)	Includes 10,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 05587G 104	13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,971(1)
	8	SHARED VOTING POWER 3,291,081
	9	SOLE DISPOSITIVE POWER 16,971(2)
	10	SHARED DISPOSITIVE POWER 5,062,756
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,079,727(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 14,439 shares potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

(2)	Includes 5,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 05587G 104	13D	Page 11 of 15 Pages

This Amendment No. 14 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 14”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.60 per share (the “Common Stock”), of BK Technologies Corporation, a Nevada corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 14 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 14, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FAFI, $2,924,519; FGPM, $5,429,615; FGHP, $5,023,775; FGGM, $501,064; and Mr. Moglia, $3,218,559. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 14 (excluding the shares in Mr. Moglia’s CWA accounts) was approximately $3,107,860. The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. 4,696 shares of the shares of Common Stock reported as owned by FAFI were acquired as a result of investor contributions.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 5,101,698 shares of Common Stock, which represents approximately 40.8% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 12,493,420 shares of Common Stock reported by the Company as outstanding as of May 4, 2020 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2020.

(c) Transactions effected by FGPM and FAFI since the filing of Amendment No. 13 to this Statement with the Securities and Exchange Commission on May 19, 2020 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

The following transactions were effected by customer accounts managed by CWA since the filing of Amendment No. 13 to this Statement: on May 28, 2020, 24,375 shares were sold at a weighted average price of $2.9132 per share; on May 29, 2020, 32,879 shares were sold at a weighted average price of $2.8278 per share; and on June 11, 2020, 7,000 shares were sold at a weighted average price of $3.2216 per share. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price. Each of these transactions was effected through the open market. In addition, on May 27, 2020, 3,200 shares of Common Stock were transferred out of customer accounts managed by CWA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 14, which agreement is set forth on the signature page to this Statement.

CUSIP No. 05587G 104	13D	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: June 29, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,

by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL ACTIVIST FUND I, LP,

by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

CUSIP No. 05587G 104	13D	Page 13 of 15 Pages

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Co-Chief Investment Officer

/s/ D. Kyle Cerminara

D. KYLE CERMINARA

/s/ Lewis M. Johnson

LEWIS M. JOHNSON

/s/ Joseph H. Moglia

JOSEPH H. MOGLIA

CUSIP No. 05587G 104	13D	Page 14 of 15 Pages

Schedule A

Transactions in the Common Stock Since the Filing of Amendment No. 13 to the Schedule 13D on May 19, 2020:

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought / (Sold)(1)	Price Per Share ($)(2)
5/18/2020	3,904	$2.7209
5/19/2020	3,904	$2.8768
5/20/2020	1,425	$2.8897
5/21/2020	3,904	$2.9149
5/22/2020	3,940	$2.8629
5/26/2020	4,175	$2.9042
5/27/2020	4,175	$2.9484
5/28/2020	4,175	$3.0019
5/29/2020	4,175	$2.839
6/1/2020	4,446	$3.0903
6/2/2020	4,446	$3.3465
6/3/2020	4,446	$3.3643
6/4/2020	4,446	$3.3551
6/5/2020	6,351	$3.2252
6/8/2020	5,486	$3.2266
6/9/2020	2,003	$3.271
6/10/2020	6,291	$3.2677
6/11/2020	6,901	$3.1787
6/12/2020	1,428	$3.3069
6/15/2020	887	$3.2142
6/16/2020	1,500	$3.289
6/17/2020	8,850	$3.4589
6/18/2020	3,601	$3.4217
6/19/2020	2,700	$3.477
6/22/2020	700	$3.3514
6/23/2020	1,853	$3.3007
6/24/2020	1,894	$3.2528
6/25/2020	800	$3.2544
6/26/2020	655	$3.4859

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

CUSIP No. 05587G 104	13D	Page 15 of 15 Pages

Fundamental Activist Fund I, LP:

Transaction Date	Number of Shares Bought / (Sold)(1)	Price Per Share ($)(2)
5/18/2020	1,673	$2.7209
5/19/2020	1,673	$2.8768
5/20/2020	611	$2.8897
5/21/2020	1,673	$2.9149
5/22/2020	1,637	$2.8629
5/26/2020	1,789	$2.9042
5/27/2020	1,789	$2.9484
5/28/2020	1,789	$3.0019
5/29/2020	1,789	$2.839
6/1/2020	1,905	$3.0903
6/2/2020	1,905	$3.3465
6/3/2020	1,905	$3.3643
6/4/2020	1,905	$3.3551

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.